Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş.	Turkey
D Fast Dağıtım Hizmetleri ve Lojistik A.Ş.	Turkey
Hepsi Finansal Danışmanlık A.Ş.	Turkey
Doruk Finansman A.Ş.	Turkey